UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, Digital World Acquisition Corp., a Delaware corporation (“Digital World” or the “Company”), a direct and wholly owned subsidiary of Digital World (“Merger Sub”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), entered into an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with in and into TMTG (the “Business Combination”) with TMTG surviving as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.”

Following the filing of Digital World’s definitive proxy statement/prospectus (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, and as of the date of this Current Report on Form 8-K (the “Current Report”), the Company received additional (i) correspondence in connection with the potential dispute between TMTG and United Atlantic Ventures, LLC and (ii) updates to President Trump’s and Donald J. Trump, Jr.’s previously disclosed legal proceedings, in each case, as disclosed in the Proxy Statement. Accordingly, this Current Report is being filed to update and supplement the Proxy Statement. Terms used in this Current Report, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

Digital World is providing supplemental disclosures set forth in this Current Report. The supplemental information contained in this Current Report should be read in conjunction with the Proxy Statement, both of which we urge you to read in their entireties. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that information in this Current Report differs from, or updates, information contained in, the Proxy Statement, the information in this Current Report shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Current Report, the Registration Statement (as defined below), the Proxy Statement, the annexes to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy card for use at the Company virtual special meeting, you are urged to do so promptly. This Current Report does not affect the validity of any proxy card or voting instructions that the Company stockholders may have previously received or delivered. No action is required by any Company stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Supplemental Disclosures to Proxy Statement

All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

1.

The following disclosure is inserted after “Risk Factors – Risks Related to Digital World and the Business Combination” on page 69, below “Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.”

We cannot assure you that the recent claims or future claims asserted against TMTG or Digital World will not further delay or prevent the completion of the Business Combination.

On February 20, 2024 and February 21, 2024, Digital World and TMTG, respectively, received email correspondence from counsel to United Atlantic Ventures, LLC (“UAV”) that sent the letters dated

January 18 and February 9, 2024 on UAV’s behalf (collectively, the “Initial 2024 Letters”). The February 20 and 21 emails stated that such counsel no longer represents UAV in the potential disputes referenced within such letters. See “The Business Combination Proposal (Proposal 1) – Information About Digital World – Legal Proceedings – United Atlantic Ventures.”

On February 16, 2024, TMTG received a letter from a counsel to UAV that did not author the Initial 2024 Letters (the “February 16 Letter”). Additionally, prior to receipt of the February 16 Letter, neither Digital World nor TMTG had received correspondence from such counsel on UAV’s behalf. Within the February 16 Letter, such counsel stated that UAV had the right to appoint two individuals to the TMTG board of directors, attempted to appoint two specific individuals as such directors and requested TMTG confirm by Tuesday, February 20 that it accepts such appointments.

As previously disclosed, assertions made by UAV, and the potential claims arising therefrom, could lead to substantial legal costs, distract management, and have adverse effects on the business operations and financial health of TMTG and/or the Combined Entity. See “— Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.”

The February 16 Letter also highlights the potential that, as Closing approaches, various parties, including parties who may have political, economic or non-economic motivations, may seek to make opportunistic assertions or claims with respect to TMTG and/or Digital World, and may attempt to interfere with, substantially delay or entirely prevent consummation of the Business Combination.

2.

The following disclosure is inserted in “Risk Factors – Risks Related to TMTG – Risks Related to our Chairman President Donald J. Trump – Donald J. Trump is the subject of numerous legal proceedings, the scope and scale of which are unprecedented for a former President of the United States and current candidate for that office. An adverse outcome in one or more of the ongoing legal proceedings in which President Trump is involved could negatively impact TMTG and its Truth Social platform” on page 130, immediately at the end of the second paragraph that starts with “The suit alleged business fraud relating to misrepresentations in the preparation of President Trump’s annual statements of financial condition in the years 2011 through 2021” on page 131.

New York Supreme Court Justice Arthur Engoron, in a Decision and Order dated February 16, 2024, held President Trump and defendants liable under the following five causes of action. Specifically, (i) for repeatedly and persistently falsifying business records, thus violating Executive Law § 63(12) and New York Penal Law 175.05; (ii) for conspiracy to falsify business records; (iii) for repeatedly and persistently issuing false financial statements, thus violating Executive Law § 63(12) and New York Penal Law 175.45; (iv) for repeatedly and persistently committing insurance fraud in violation of Executive Law § 63(12) and New York Penal Law 176.05; and (v) for conspiracy to commit insurance fraud. The court ordered President Trump and defendants to pay approximately $354,868,768 in aggregate disgorgement of ill-gotten gains, including $168,040,168 with pre-judgment interest from March 4, 2019; $126,828,600, with pre-judgment interest from May 11, 2022, and $60,000,000, with pre-judgment interest from June 26, 2023. The court enjoined President Trump, among others, from serving as an officer or director of any New York corporation or other legal entity in New York for a period of three years, and from applying for loans from any financial institution chartered by or registered with the New York Department of Financial Services for a period of three years.

In its February 16, 2024 ruling, the court ordered Judge Barbara Jones (ret.) to continue in her role as an Independent Monitor, tasked with overseeing the Trump Organization’s financial disclosures to any third parties and any transfer or other dissipation of assets, for a period of no less than three years following the ruling. In addition to the continued monitorship, the court also ordered that an Independent Director of Compliance be installed at the Trump Organization, who shall be responsible for ensuring good financial and accounting practices, shall establish internal written protocols for financial reporting, and shall also approve any financial disclosures to third parties in advance of submission.

3.

The following disclosure is inserted in “Background of the Business Combination – Timeline of the Business Combination Post-IPO Negotiations” on page 197, after the second paragraph starting with “On February 8, 2024, the parties entered into the Retention Bonus Agreement.”

On February 16, 2024, TMTG received a letter from a counsel to UAV (the “February 16 Letter”) that did not author the Initial 2024 Letters. Additionally, prior to receipt of the February 16 Letter, neither Digital World nor TMTG had received correspondence from such counsel on UAV’s behalf. Within the February 16 Letter, such counsel stated that UAV had the right to appoint two individuals to the TMTG board of directors, attempted to appoint two specific individuals as such directors and requested TMTG confirm by Tuesday, February 20 that it accepts such appointments. See “Risk Factors – Risks Related to Digital World and the Business Combination – We cannot assure you that the claims asserted against TMTG or Digital World are without the financial and/or human capital resources of operatives representing the interests of political opponents of President Trump focused on thwarting the Business Combination to prevent President Trump’s potential financial gain, which focus could further delay, or prevent, the completion of the Business Combination, and – We cannot assure you that the recent claims or future claims asserted against TMTG or Digital World will not further delay or prevent the completion of the Business Combination.”

On February 20, 2024 and February 21, 2024, Digital World and TMTG, respectively, received email correspondence from counsel to UAV that sent the Initial 2024 Letters. The February 20 and 21 emails stated that such counsel no longer represents UAV in the potential disputes referenced within the Initial 2024 Letters.

4.

The following disclosure is inserted in “The Business Combination Proposal (Proposal 1) – Information About Digital World – Legal Proceedings – United Atlantic Ventures” on page 230, after the third paragraph starting with “On February 9, 2024, TMTG received from counsel to UAV a letter similar to those received by Digital World.”

On February 16, 2024, TMTG received a letter from a counsel to UAV (the “February 16 Letter”) that did not author the Initial 2024 Letters. Additionally, prior to receipt of the February 16 Letter, neither Digital World nor TMTG had received correspondence from such counsel on UAV’s behalf. Within the February 16 Letter, such counsel stated that UAV had the right to appoint two individuals to the TMTG board of directors, attempted to appoint two specific individuals as such directors and requested TMTG confirm by Tuesday, February 20 that it accepts such appointments. See “Risk Factors – Risks Related to Digital World and the Business Combination – We cannot assure you that the claims asserted against TMTG or Digital World are without the financial and/or human capital resources of operatives representing the interests of political opponents of President Trump focused on thwarting the Business Combination to prevent President Trump’s potential financial gain, which focus could further delay, or prevent, the completion of the Business Combination, and – We cannot assure you that the recent claims or future claims asserted against TMTG or Digital World will not further delay or prevent the completion of the Business Combination.”

On February 20, 2024 and February 21, 2024, Digital World and TMTG, respectively, received email correspondence from counsel to UAV that sent the Initial 2024 Letters. The February 20 and 21 emails stated that such counsel no longer represents UAV in the potential disputes referenced within the Initial 2024 Letters.

5.

The following disclosure is inserted in “Information About TMTG – TMTG’s Management” on page 258, in the paragraph numbered two and that starts with “Donald J. Trump, Jr. is the subject of numerous legal proceedings” immediately before the last sentence of such paragraph.

New York Supreme Court Justice Arthur Engoron, in a Decision and Order dated February 16, 2024, held President Trump, Donald Trump, Jr., and defendants liable under the following five causes of action. Specifically, (i) for repeatedly and persistently falsifying business records, thus violating Executive Law § 63(12) and New York Penal Law 175.05; (ii) for conspiracy to falsify business records; (iii) for repeatedly and persistently issuing false financial statements, thus violating Executive Law § 63(12) and New York Penal Law 175.45; (iv) for repeatedly and persistently committing insurance fraud in violation of Executive Law § 63(12) and New York Penal Law 176.05; and (v) for conspiracy to commit insurance fraud. The court ordered President Trump and defendants to pay approximately $354,868,768 in aggregate disgorgement of ill-gotten gains. Donald Trump, Jr., was specifically ordered to pay $4,013,024 with pre-judgment interest from May 11, 2022. The court enjoined Donald Trump, Jr., among others from serving as an officer or director of any New York corporation or other legal entity in New York for a period of two years, and from applying for loans from any financial institution chartered by or registered with the New York Department of Financial Services for a period of three years. Separately, the Trump Organization was found guilty of criminal tax fraud in December 2022, and fined $1.6 million in January 2023.

Additional Information and Where to Find It

Digital World has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the Proxy Statement in connection with the Business Combination. The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement and the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the Proxy Statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain potential disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: February 22, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer